AA
3/11/2003

03014538

CM

SECU[...] COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50280

RECEIVED FEB 28 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FBR Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4922 Fairmont Avenue
(No. and Street)

Bethesda (City) MD (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Janelle R. Schutt 703-312-9747
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1301 K Street NW, 800W (Address) Washington (City) DC (State) 20005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Janelle R. Schutt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBR Investment Services, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Janelle R Schutt
Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

County/City of Arlington
Commonwealth/State of Virginia
This instrument was acknowledged
before me ... 20 day of Feb
2003 ...
Janelle R. Schutt
(name of person making acknowledgement)
[signature]
Notary Public
My commission expires: 8/31/2004

FBR Investment Services, Inc.
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
250 West Pratt Street
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants

To the Board of Directors of
FBR Investments Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of FBR Investments Services, Inc. (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Baltimore, Maryland
January 28, 2003

FBR Investment Services, Inc.
Statement of Financial Condition
As of December 31, 2002

ASSETS	
Cash and cash equivalents	$ 468,624
Receivables	
Affiliates	8,446,715
Clearing broker	3,373
Other	245,214
Investment securities	3,300
Furniture, equipment, software, and leasehold improvements, at cost, less accumulated depreciation and amortization of $8,036,336	39,608
Prepaid expenses and other assets	82,436
Total assets	$ 9,289,270
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 198,903
Total liabilities	198,903
Stockholder's equity	
Common stock, $1 par value, 2,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	22,948,990
Accumulated deficit	(13,859,623)
Total stockholder's equity	9,090,367
Total liabilities and stockholder's equity	$ 9,289,270

The accompanying notes are an integral part of this statement of financial condition.

FBR Investment Services, Inc.
Notes to Statement of Financial Condition
December 31, 2002

1. Organization and Nature of Business

FBR Investment Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company operates as an online investment bank and electronic brokerage as well as a distributor of related mutual funds. The Company is a wholly owned subsidiary of Friedman, Billings, Ramsey Group, Inc. ("FBR Group").

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash equivalents are highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities Transactions
The Company acts as an introducing broker executing transactions for customers and forwarding all such transactions to a clearing broker on a fully disclosed basis. The Company neither holds funds or securities for, nor owes funds or securities to, customers.

Depreciation and Amortization
Furniture, equipment, and software are depreciated using the straight-line method over their estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvements or the term of the lease.

12b-1 Fees
12b-1 fee revenues are mutual fund distribution fees paid to the Company on a quarterly basis based on the mutual fund's monthly average net assets.

Each mutual fund has adopted a distribution plan pursuant to Rule 12b-1 under the 1940 Act which allows the fund to pay distribution fees for the sale, advertising, marketing and distribution of its shares. Under these plans, each mutual fund pays a distribution fee at an annual rate of up to 0.25% of the fund's average daily net assets. The fees are then redistributed to outside parties and are included in 12b-1 fee expense.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Receivable from Clearing Broker

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker represents cash on hand with the clearing broker plus proceeds from unsettled securities sold and less amounts payable for unsettled securities purchased by the Company.

4. Related-Party Transactions

The Company is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time, FBR Group and other affiliates may record executive compensation expenses and other costs, which, in part, may be based on the Company's operations. Accordingly, the statement of financial condition may not necessarily be indicative of the financial position that would have existed had the company been operated as an unaffiliated corporation. Receivable from affiliates consisted of the following as of December 31, 2002:

Income tax receivable from FBR Group	$ 8,518,848
Other	(72,133)
	$ 8,446,715

The income tax receivable represents income tax benefits recorded on a separate company basis that are due from FBR Group in accordance with a tax sharing arrangement.

On a monthly basis, the Company reimburses FBR Group for its share of compensation that FBR Group pays employees. This amount is presented net as a payable to FBR Group and is included in other receivables from affiliates.

5. Office Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements, summarized by major classification at December 31, 2002 were:

Furniture and equipment	$ 452,263
Software	7,610,698
Leasehold improvements	12,983
	8,075,944
Less - accumulated depreciation and amortization	(8,036,336)
	$ 39,608

6. Capital Contributions

During 2002, FBR Group made capital contributions of $400,000 in order for the Company to maintain compliance with the Securities and Exchange Commission's broker-dealer requirements.

7. Off-Balance-Sheet Risk

The Company functions as an introducing broker that places and executes customer orders. The orders are settled by an unrelated clearing broker that also maintains custody of customer securities and provides financing to customers. Through indemnification provisions in the Company's agreement with its clearing broker, the Company's customer activities may expose it to off-balance-sheet credit risk. The Company may have to reimburse the clearing broker for losses incurred at

prevailing market prices in the event the customer fails to settle a trade according to its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer losses.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The securities industry is subject to numerous risks, including the risk of loss associated with underwriting and the risk of reduced revenues in periods of reduced demand for security offerings and activity in secondary trading markets.

Positions taken and commitments made by the Company in connection with its investment banking activities may involve significant exposure to individual issuers and industry sectors, including non-investment grade securities which have low trading volumes. This may expose the Company to a higher degree of risk than is associated with investment grade instruments.

A substantial portion of the Company's revenues in any given year may be derived from a small number of investment banking transactions or may be concentrated in a particular industry.

8. Commitments and Contingencies

As of December 31, 2002, the Company was not a defendant or plaintiff in any lawsuit or arbitration that was expected to have a material adverse effect on the Company's financial condition. However, many aspects of the Company's business involve substantial risks of liability and litigation. Underwriters and broker-dealers are exposed to liability under Federal and state securities laws, other Federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations or indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. In certain circumstances, broker-dealers may also be held liable by customers and clients for losses sustained on investments. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions that seek substantial damages. The Company is subject to the risk of litigation, including litigation that may be without merit. As the Company intends to actively defend such litigation, significant legal expenses could be incurred. An adverse resolution of any future litigation against the Company could materially affect the Company's operating results and financial condition.

9. Net Capital Computation

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $191,384, which was $91,384 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.42 to 1 at December 31, 2002.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.